September 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Jan Woo

Re:	GlassesOff Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2014
File No. 333-197807

Ladies and Gentlemen:

On behalf of GlassesOff Inc., a Nevada corporation (the “Company”), the following response is to the comment letter, dated September 26, 2014 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-197807 (the “Registration Statement”).

In the response below, references to “we”, “our” and “us” refer to the Company. We have reproduced the text of the Staff’s comment in bold-face followed by the Company’s response.

Plan of Distribution, page 55

1.	Please refer to prior comment 12. We note that your disclosure on page 18 continues to state that “shares may be offered by selling stockholders from time to time in the open market pursuant to Rule 144…” Please revise. Further, if you continue to reference Rule 144 in the Plan of Distribution section to describe your obligations under the Standby Equity Distribution Agreement on page 55, clearly state, if true, that Rule 144 is not available for the sale of securities by YA Global and YA Global II.

We respectfully submit to the Staff that the references to Rule 144 contained in the Registration Statement are appropriate both with respect to the risk factor contained on page 18 and the reference to the duration of the Company’s obligations under the Standby Equity Distribution Agreement (the “SEDA”) contained on page 55.

The risk factor contained on page 18 of the Registration Statement, which is not part of the Plan of Distribution, correctly notes that investors in the Company’s common stock (“Common Stock”) are subject to the risk that the market price of the Common Stock may decline due to future sales of Common Stock, including by “selling stockholders from time to time in the open market pursuant to 144. . . .” While the selling stockholders are statutory underwriters with respect to the SEDA and the registration of the Common Stock under the Registration Statement, they may eventually be able to avail themselves of the Rule 144 safe harbor at such time in the future that the selling stockholders determine that they have met the requirements thereof. The SEDA does not require that the selling stockholders sell their respective shares of Common Stock at any given time; therefore, the selling stockholders may hold the shares of Common Stock indefinitely and, in the future, effect sales of Common Stock in accordance with the Rule 144 safe harbor if they meet the requirements thereof. Consequently, we believe that the risk factor contained on page 18 of the Registration Statement accurately states the risk applicable to investors in Common Stock with respect to future sales by others, including the selling stockholders.

With respect to the Plan of Distribution, we state that “[e]ach selling stockholder is an ‘underwriter’ within the meaning of Section 2(a)(11) of the Securities Act.” In response to the Staff’s prior comments, we eliminated all references to Rule 144 contained in the Plan of Distribution other than the reference relating solely to the Company’s obligation under the SEDA to maintain the effectiveness of the Registration Statement. As noted above, it is possible that, at some time in the future, the selling stockholders may be able to avail themselves of the Rule 144 safe harbor, which, as noted in the Registration Statement, would then obviate the Company’s obligation to maintain the effectiveness of the Registration Statement; therefore, we do not think that we can truthfully state unequivocally that Rule 144 is “not available for the sale of securities by YA Global and YA Global II.” Additionally, we respectfully submit that the negative implication of the description of the Company’s obligation to maintain effectiveness of the Registration Statement is that neither selling stockholder may currently avail itself of Rule 144.

* * *

As requested, we acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

GLASSESOFF INC.

/s/ Nimrod Madar
Nimrod Madar, President and Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.